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April 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton, Staff Accountant
Jean Yu, Staff Accountant
Bradley Ecker, Staff Attorney
Asia Timmons-Pierce, Special Counsel

Re:	Viasat, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 18, 2022
File No. 000-21767

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated April 1, 2022 with respect to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Viasat, Inc. (“Viasat” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Inmarsat Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2020 vs. Successor Period, Predecessor Period, and Pro Forma Year Ended December 31, 2019, page 97

1.

We note your revisions made in response to our prior comment number 11. However, please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be presented with the discussion of historical financial statements required by Item 303(b) of Regulation S-K. In this regard, we note you have included the pro forma results within the same paragraph discussion of the historical periods. As such, please revise your discussion to separately compare the historical results of the respective successor and predecessor periods ended December 31, 2020, 2019 and 2018, from your supplemental discussion of the pro forma results.

April 26, 2022

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 98 to 104 of the Amended Preliminary Proxy Statement accordingly.

General

2.

We note your disclosure throughout your proxy statement that the proposed transaction with Inmarsat is subject to certain regulatory approvals. Please update your disclosure where applicable to reflect whether such regulatory approvals have been obtained and under what conditions, if any.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 18, 19, 23 and 83 of the Amended Preliminary Proxy Statement accordingly.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	Richard Baldridge, Viasat, Inc.

Robert Blair, Viasat, Inc.

Shawn Duffy, Viasat, Inc.

Ann Buckingham, Latham & Watkins LLP